October 28, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Enduracoin Foundation
Request for Withdrawal of Offering Statement filed under Form 1-A
(File No. 024-12493)
Ladies and Gentlemen:
On behalf of The Enduracoin Foundation, LLC (the "Company"), I hereby submit this letter to notify the Securities and Exchange Commission (the "SEC") that the Company hereby withdraws the Offering Statement on Form 1-A under form type 1-A filed on August 27, 2024. Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (918) 214-7670.

Sincerely,

____/s/ Troy Lowe_______________________________
Troy Lowe, CEO